Exhibit 99.1

Bio Blast Pharma Reports Third Quarter Financial Results

Tel Aviv, Israel – November 21, 2014 – Bio Blast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases, today announced financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Results:

•

Research and development (R&D) expenses for the third quarter of 2014 were $1.23 million, compared with $0.72 million in the second quarter of 2014 and $0.14 million in the third quarter of 2013. The sequential quarterly increase was mainly the result of significant increase in expenses related to the Company’s phase 2-3 clinical trials for Oculopharyngeal muscular dystrophy (OPMD) and preclinical trials for Spinal muscular atrophy (SMA) and Spinocerebellar ataxia type 3 (SCA3).

•

General and administrative (G&A) expenses for the third quarter of 2014 were $0.89 million, compared with $0.39 million in the second quarter of 2014 and $0.05 million in the third quarter of 2013. The sequential quarterly increase was primarily due to an increase in non-cash stock based compensation and one time G&A charges as well as an increase in intellectual property prosecution and maintenance.

•

Net loss for the third quarter of 2014 was $2.11 million, or $0.16 per share, compared with $1.11 million, or $0.10 per share, in the second quarter of 2014 and $0.20 million, or $0.02 per share, in the third quarter of 2013.

Balance Sheet Highlights

•	Cash and cash equivalents totaled $34.1 million at September 30, 2014, compared to $4.2 million at June 30, 2014, and $0.27 million at December 31, 2013. The increase compared to June 30 reflects the net proceeds from the Company's initial public offering (IPO) on August 5, 2014, partially offset by net cash used in operations during the period.

•	Shareholders' equity totaled $33.4 million at September 30, 2014, compared to $3.8 million at June 30, 2014, and $0.2 million at December 31, 2013

Third Quarter and Recent Corporate Highlights:

•	On August 5, completed a successful IPO of 3.2 million ordinary shares at a price of $11.00 per share generating net proceeds of approximately $31.6 million, after deducting underwriting discounts and commissions and offering expenses.

•	On August 18, received a notice of allowance from the U.S. Patent and Trademark Office on a patent covering its novel fusion protein for Friedrich’s Ataxia (referred to as BB-FA) that is based on its mitochondrial protein replacement (mPRT) platform.

•	On September 17, announced preclinical and clinical pharmacokinetic results with cabaletta, interim safety results from a phase 2/3 HOPEMD Study in OPMD, The interim data on first 11 patients in the ongoing phase 2/3 HOPEMD study suggest cabaletta to be safe and well tolerated with no drug related adverse events.

•	On September 22, announced that it received Health Canada approval to begin enrolling patients at the Montreal Neurological Institute at McGill University for its HOPEMD Phase 2/3 study investigating Cabaletta in patients with OPMD.

•	On November 19, announced that it was granted Orphan Drug Designation by the U.S. Food & Drug Administration (FDA) for Cabaletta for the treatment of SCA3.

37 Menachem Begin Rd, Rubinshtein Tower, 15th Floor, Tel Aviv 6522042

Tel: +972 2409060 Fax: +972 3 7313340 www.bioblast-pharma.com

Management Commentary

"Year-to-date we have made significant progress in executing our business strategy and advancing our clinical activities across our pipeline of drug candidates,” said Dr. Dalia Megiddo, Chief Executive Officer of Bio Blast. “Our successful IPO has strengthened our balance sheet, giving us the resources to advance our clinical programs and take the company to the next level. Of note, our phase 2/3 clinical trial for our lead clinical program for OPMD is making good progress as we continued to see high patient recruitment rates and remain on track to meet our goal of completing patient enrollment in the next several months."

About Bio Blast Pharma Ltd.

Bio Blast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The Bio Blast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. Bio Blast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss advancement of our clinical programs, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on Bio Blast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bio Blast Pharma's final IPO prospectus filed with the Securities and Exchange Commission ("SEC") and in any subsequent filings with the SEC. Except as otherwise required by law, Bio Blast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-6979

37 Menachem Begin Rd, Rubinshtein Tower, 15th Floor, Tel Aviv 6522042

Tel: +972 2409060 Fax: +972 3 7313340 www.bioblast-pharma.com

Bio Blast Pharma Ltd.

Statement of Operation

(U.S. dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$1,231	$137	$2,394	$203
General and administrative	899	55	1,489	161
Total operating expenses	2,130	192	3,883	364

Financial expenses (Income), net	(19)	3	(13)	4

Net loss attributable to holders of Ordinary shares	$2,111	$195	$3,870	$368
Net basic and diluted loss per share	$0.16	$0.02	$0.33	$0.05
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,999,711	8,534,581	11,585,732	8,094,816

37 Menachem Begin Rd, Rubinshtein Tower, 15th Floor, Tel Aviv 6522042

Tel: +972 2409060 Fax: +972 3 7313340 www.bioblast-pharma.com

Bio Blast Pharma Ltd.

Balance Sheet Data

(U.S. dollars in thousands)

ASSETS

	September 30,	December 31,
	2014	2013
	(unaudited)
Current assets:
Cash and cash equivalents	$34,128	$270
Receivables and prepaid expenses	347	29
Total current assets	34,475	299

Long-term assets:
Long-term deposit	10	5
Property and equipment, net	55	2
Total long-term assets	65	7

Total assets	$34,540	$306

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$713	$46
Other accounts payable	433	85
Total current liabilities	1,146	131

Shareholders’ equity:
Share capital	39	24
Additional paid-in capital	38,626	1,551
Accumulated deficit	(5,271)	(1,400)

Total shareholders’ equity	33,394	175

Total liabilities and shareholders’ equity	$34,540	$306

37 Menachem Begin Rd, Rubinshtein Tower, 15th Floor, Tel Aviv 6522042

Tel: +972 2409060 Fax: +972 3 7313340 www.bioblast-pharma.com

Bio Blast Pharma Ltd.

Cash Flow Data

(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(2,111)	$(195)	$(3,870)	$(368)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	2	-	3	-
Stock based compensation	291	9	305	69
Change in operating assets and liabilities:
Receivables and prepaid expenses	(203)	(25)	(318)	(21)
Long term deposit	(8)	(4)	(5)	(4)
Trade payables	366	10	596	(17)
Other accounts payable	(6)	33	348	40
Net cash used in operating activities	(1,669)	(172)	(2,941)	(301)

Cash flow from investing activities:

Purchase of property and equipment	(27)	(2)	(56)	(2)
Net cash used in investing activities	(27)	(2)	(56)	(2)

Cash flow from financing activities:

Issuance of shares, net	31,581	992	36,855	992
Net cash provided by financing activities	31,581	992	36,855	992

Increase in cash and cash equivalents	29,885	818	33,858	689

Cash and cash equivalents at the beginning of the period	4,243	17	270	146

Cash and cash equivalents at the end of the period	$34,128	$835	$34,128	$835

Supplemental disclosure of non-cash investing and financing activities:

Issuance expenses yet to be paid as of September 30, 2014	$70	$-	$70	$-
Classification of Deferred issuance expenses to equity	$97	$-	$-	$-

37 Menachem Begin Rd, Rubinshtein Tower, 15th Floor, Tel Aviv 6522042

Tel: +972 2409060 Fax: +972 3 7313340 www.bioblast-pharma.com